UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15204

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of registrant as specified in its charter)

10 S. Riverside Plaza, Suite 1520

Chicago, Illinois 60606

(312) 766-2138

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series B Warrants, each to purchase one common share with an exercise price of $5.00

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Kingsway Financial Services Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 28, 2023	By:	/s/ Kent A. Hansen
	Name:	Kent A. Hansen
	Title:	Chief Financial Officer